Exhibit 107

Calculation of Registration Fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
3.050% GM Financial Term Notes Due February 20, 2029	$2,993,000	$277.45
(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended
The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $2,993,000.